Exhibit 99.1

Ossen Innovation Announces ADR Ratio Change

SHANGHAI, August 16, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced a ratio change for the Company’s American Depositary Receipt (“ADR”) program. As a result, the number of the Company's ordinary shares represented by each American Depositary Share ("ADS") will be changed from one (1) ordinary share to three (3) ordinary shares (the “Ratio Change”). The effective date of the Ratio Change is expected to be August 22, 2016.

To effect this ratio change, ADS holders will be required to exchange their existing ADSs for new ADSs on the basis of one (1) new ADS for every three (3) existing ADSs surrendered. If the aggregate number of ADSs to which a holder is entitled results in a fractional ADS, such fractions will be sold, if possible, and the net proceeds, if any, will be distributed to such holder.

For Ossen’s ADS holders, this Ratio Exchange will have the same effect as a one-for-three reverse split. No new ordinary shares will be issued in connection with the Ratio Change and Ossen's ADSs will continue to be traded on the Nasdaq Capital Market under the symbol "OSN".

The Ratio Change is aimed to bring the price of the ADSs into compliance with NASDAQ Marketplace Rule 5550(a)(2) (the "Rule"), which requires that the closing bid price per share of a listed company be at least $1.00 per share. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally, although the Company can give no assurance that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by three (3).

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com